FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      T            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      T

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .) N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

A press release made in English by JA Solar Holdings Co., Ltd. (the “Registrant”) on May 12, 2008 regarding the Registrant’s concurrent offering of up to $345 million senior convertible notes and borrowed American depositary shares, entry into American depositary share lending agreements and entry into capped call transactions.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: May 12, 2008

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JA SOLAR ANNOUNCES CONCURRENT OFFERINGS OF

$300 MILLION OF SENIOR CONVERTIBLE NOTES AND BORROWED AMERICAN

DEPOSITARY SHARES, ENTRY INTO AMERICAN DEPOSITARY SHARE LENDING

AGREEMENTS AND ENTRY INTO CAPPED CALL TRANSACTIONS

HEBEI, China, May 12, 2008 — JA Solar Holdings Co., Ltd. (“JA Solar”) (Nasdaq: JASO) today announced that it intends to offer, subject to market and other conditions, $300 million aggregate principal amount of senior convertible notes due 2013 and American depositary shares, or ADSs, which are being borrowed by affiliates of the joint book-running managers of the notes offering pursuant to ADS lending agreements with JA Solar. JA Solar intends to grant to the underwriters of the notes offering an option to purchase up to an additional $45 million aggregate principal amount of notes to the extent the underwriters sell more than $300 million aggregate principal amount of notes in the notes offering.

The notes will pay interest semi-annually and mature on May 15, 2013. Prior to February 15, 2013, the notes will be convertible upon specified events and, thereafter, at any time. Upon conversion, JA Solar will have the right to deliver (i) ADSs or (ii) cash and, if applicable, ADSs. JA Solar currently intends to satisfy its conversion obligation upon any conversion of Notes by delivering cash, and, if applicable, ADSs.

Holders of the notes may require JA Solar to repurchase the notes upon certain fundamental changes. On or after May 15, 2011, JA Solar may redeem all or a portion of the notes if the closing sale price of its ADSs has been at least 130% of the then applicable conversion price for at least 20 trading days during any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date on which JA Solar provides notice of redemption.

JA Solar intends to use the net proceeds of the notes offering, after deducting underwriting discounts, offering expenses and the cost of capped call transactions described below, for the purchase and construction of manufacturing equipment and facilities, the purchase and prepayment of raw materials, working capital and other general corporate purposes.

In connection with the notes offering, JA Solar plans to enter into capped call transactions with financial institutions that are affiliates of the joint book-running managers of the notes offering (the “counterparties”). These capped call transactions are expected to reduce the potential dilution upon conversion of the Notes. If the underwriters exercise their option to purchase additional notes, JA Solar expects to use a portion of the proceeds from the sale of the additional notes to increase the size of the capped call transactions.

In connection with hedging the capped call transactions, JA Solar has been advised by the counterparties that they or their affiliates expect to enter into various over-the-counter cash settled derivative transactions with respect to the ADSs preceding, concurrently with or shortly after the pricing of the notes and to purchase ADSs in secondary market transactions shortly after the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of the ADSs. In addition, JA Solar has been advised by the counterparties that they or their affiliates may modify or unwind their hedge positions by purchasing or selling

ADSs in secondary market transactions and/or entering into or unwinding various derivative transactions prior to maturity of the notes (and are likely to do so during any conversion period related to the conversion of the notes). These activities could have the effect of increasing, preventing a decline in or adversely impacting the price of the ADSs.

In connection with the notes offering and the proposed entry into the capped call transactions, JA Solar expects to enter into ADS lending agreements with affiliates of the joint-book running managers of the notes offering (the “ADS borrowers”), pursuant to which JA Solar will agree to lend ADSs to the ADS borrowers. Concurrently with this offering of notes, the ADS borrowers will sell the borrowed ADSs pursuant to a separate prospectus supplement (the “ADS prospectus supplement”). The ADS borrowers will receive all of the proceeds from the sale of the borrowed ADSs. JA Solar will not receive any of the proceeds from the sale of the borrowed ADSs, but will receive a nominal lending fee for the use of the borrowed ADSs. The sale of the borrowed ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes and/or by which the counterparties will hedge the capped call transactions. The delivery of the borrowed ADSs being offered pursuant to the ADS prospectus supplement is contingent upon the completion of the notes offering.

While the borrowed ADSs will be considered issued and outstanding for corporate law purposes, JA Solar believes that under U.S. GAAP currently in effect, the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS because the ADSs borrowed pursuant to the ADS lending agreements are required to be returned to JA Solar by May 15, 2013.

Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC will act as joint book-running managers for the notes offering and the ADS offering, and Needham & Company, LLC and Piper Jaffray & Co. will serve as co-managers for the notes offering.

The concurrent offerings will be made under JA Solar’s shelf registration statement filed with the Securities and Exchange Commission on May 12, 2008. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the preliminary notes prospectus supplement and the preliminary ADS prospectus supplement and the accompanying prospectus may be obtained from Lehman Brothers Inc., c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847 / fax: 631-254-7140, or email: qiana.smith@broadridge.com, or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is a manufacturer of high-performance solar cells and sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity.

NOTE: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed offerings, the use of the net proceeds from the notes offering, the effect of the

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capped call transactions and the belief that the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS. These forward-looking statements involve risks and uncertainties. Factors that could cause actual events to differ materially from those predicted in such forward-looking statements include market conditions, potential fluctuations in the price of JA Solar’s ADSs, management’s broad discretion over the use of the net proceeds of the notes offering, or changes in U.S. generally accepted accounting principles or in their interpretation. Certain of these risks and others are detailed from time to time in JA Solar’s reports filed with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F for the year ended December 31, 2007.

CONTACT:

JA Solar

Victoria Yuan, IR Director

+86-21-6095-5981

ir@jasolar.com

The Ruth Group

Tyler Wilson

+1-646-536-7018

twilson@theruthgroup.com

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